SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT


                      Genesis Capital Corporation of Nevada
                    -----------------------------------------
                 (Name of Small Business Issuer in Its Charter)




         Nevada                                            91-1947658
     ------------                                         ------------
(State or Other Jurisdiction of                         (I.R.S. Employer
Incorporation or Organization)                         Identification No.)




                   11701 South Freeway, Burleson, Texas   76028
                --------------------------------------------------
               (Address of Principal Executive Offices)  (Zip Code)




                                 (817) 293-9334
                              ---------------------
                (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Exchange Act:        None

Securities to be registered under Section 12(g) of the Exchange Act:

Title of Each Class to be so registered:     Common Stock ($0.001 Par Value)
                                             Preferred Stock ($0.001 Par Value)

Name of Each Exchange on Which Each Class is to be Registered:              N/A

This form is being filed with the Securities and Exchange Commission in order to become a reporting company under the Exchange Act of 1934 and to maintain the Company's quotation on the OTC Bulletin Board(R) in compliance with National Association of Securities Dealers, Inc. (NASD(R)) Rules 6530 and 6540, which limit quotations on the OTC Bulletin Board(R) (OTCBB) to the securities of companies that report their current financial information to the SEC, banking, or insurance regulators.



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                                TABLE OF CONTENTS

                                                                        Page No.
                                     PART I


Item 1.       Description of Business ........................................1

Item 2.       Management's Discussion and Analysis or Plan of Operation ......7

Item 3.       Description of Property ........................................9

Item 4.       Security Ownership of Certain Beneficial
                Owners and Management ........................................9

Item 5.       Directors, Executive Officers, Promoters and Control Persons ...10

Item 6.       Executive Compensation .........................................11

Item 7.       Certain Relationships and Related Transactions .................12

Item 8.       Description of Securities ......................................12


                                     PART II

Item 1.       Market for Common Equity and Related Stockholder Matters .......14

Item 2.       Legal Proceedings ..............................................15

Item 3.       Changes in and Disagreements with Accountants ..................15

Item 4.       Recent Sales of Unregistered Securities ........................15

Item 5.       Indemnification of Directors and Officers ......................19


                                    PART F/S

Consolidated Financial Statements - September 30, 1999 and 1998........F-1 - F-9

                                    PART III

Item 1.       Index to Exhibits ..............................................31

Item 2.       Description of Exhibits ........................................33

                                     PART I

ITEM 1.       DESCRIPTION OF BUSINESS

History

The Company was formed as a Colorado corporation on September 19, 1983, under the name Bugs, Inc., for the purpose of using microbial and other agents, including metallurgy, to enhance oil and natural gas production and to facilitate the recovery of certain metals. Its initial capitalization was 100,000,000 shares of $.001 par value common stock. In July 1989, the Company approved Articles of Amendment changing its name to Genesis Services, Inc. In September 1990, the Company approved additional Articles of Amendment changing its name to Genesis Capital Corporation (sometimes referred to as the "Colorado Corporation"). In July 1993, the Company decreased its authorized capital from 100,000,000 shares of $.001 par value common stock to 10,000,000 shares of $.01 par value common stock. At that same time, the Company created a class of 10,000,000 shares of no par value preferred stock.

Since 1994 the activities of the Company have been quite limited, because it sold its wholly owned subsidiary, U.S. Staffing, Inc., during the 1994-95 fiscal year. In January of 1996--after its sale--U.S. Staffing, Inc. filed for bankruptcy and restrained the Colorado Corporation from collecting its note receivable and claimed to own stock in the Colorado Corporation through its U.S. Benefit Trust. The Company itself has never declared bankruptcy. In December 1997, the Colorado Corporation's shareholders voted unanimously to settle this claim by issuing 4,500,000 shares of its common stock, restricted under Rule 144 of the Securities Act of 1933, to be held in trust for U.S. Benefit Trust (U.S. Benefit Trust still owns these shares, though they have been reduced to 113 shares due to a 1:20 reverse stock split in 1997 and a 1:2000 reverse stock split in 1999). Also at this time, the Company merged with Lincoln Health Fund, Inc. (which owned land in Tarrant County, Texas which it planned to use in building a retirement center), increased its authorized capital to 50,000,000 shares of common stock, and authorized a post-merger reverse split of its common stock on a 1:20 basis. In December 1997 the current management, Reginald Davis and Jerry Conditt, joined the Company. For the past three years, the Company has had no operations. The Company is a shell corporation seeking a business to acquire.

On December 22, 1998, Genesis Capital Corporation of Nevada (sometimes referred to as the "Nevada Corporation") was incorporated in Nevada for the purpose of merging with the Colorado Corporation so as to effect a redomicile to Nevada and a reverse split of the Company's common stock. The Nevada Corporation was authorized to issue 50,000,000 shares of $.001 par value common stock and 10,000,000 shares of $.001 par value preferred stock. As part of the Company's plan to seek an acquisition candidate, on January 11, 1999, the Company paid a total of 600,000 shares of preferred stock to 5 persons, Ronald Welborn, Henry Simon, David Newren, Richard Surber, and A-Z Professional Consultants, Inc., for consulting services related to the redomicile and reverse split of the Company's stock.

On March 9, 1999, both the Colorado Corporation and the Nevada Corporation signed Articles of Merger by which the Colorado Corporation's shareholders received one share of new (Nevada) common stock for every 2,000 shares of old (Colorado) common stock they owned. The shareholders of both corporations had previously approved this proposal on due notice, and all outstanding shares of the Colorado Corporation's common stock were purchased by the new Nevada
Corporation, effectively merging the Colorado Corporation into the Nevada Corporation, reverse-splitting the Company's stock, and making the Nevada Corporation the surviving entity. Holders of preferred stock in the old Colorado


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Corporation  received  preferred  stock in the new Nevada  Corporation  on a 1:1 basis. In March 1999, the Company entered into Consulting Agreements with Hudson
Consulting  Group,  Inc.  and  Global  Universal,   Inc.  to  obtain  additional
assistance in finding and completing an acquisition.

Later in March 1999, the Company began discussions about acquiring Motor Sports on Dirt, Inc. ("Motor Sports"), which claimed to own NASCAR race tracks in the South. The parties reached a preliminary agreement on the terms of acquisition, in anticipation of which, on March 25, the Company authorized an offering for 10,000,000 shares of common stock under Rule 504 of Regulation D. The shares were offered at Ten Cents ($.10) per share to raise up to but not more than $1,000,000, and a Form D to that effect was filed with the SEC on March 26, 1999. Proceeds were to be used to pay expenses related to the acquisition of Motor Sports and to pay off the Company's debts. By April 6, 1999, the Company had sold 4,100,000 shares to five investors. 215,000 shares were sold for a $100,000 check delivered before April 6, 1999 (this check was to buy 1,000,000 shares; it was later dishonored, but not before the purchaser absconded with 215,000 shares -- the Company canceled the remaining 785,000 shares and is considering legal action, though it currently cannot afford to do so). 3,885,000 shares were paid toward debts owed to consultants, Arce International, Inc., Hudson Consulting Group, Inc., Chartwell Investments, Inc., and Global
Universal, Inc., incurred for services rendered before April 6, 1999 by introducing Motor Sports to the Company and handling various accounting, corporate cleanup, and compliance issues.

On April 6, 1999, the Company signed an Acquisition Agreement with Motor Sports which would have effected the Company's acquisition of Motor Sports. According to the Acquisition Agreement, a total of 11,790,000 shares of the Company's common stock were to be issued to Motor Sports shareholders. However, Motor Sports and/or its financial backers did not perform certain conditions of the Acquisition Agreement, which led to extensive negotiations between the parties. These negotiations yielded an Addendum #1 to the Acquisition Agreement dated May 10, a Debt Settlement Agreement dated June 11 (relating to matters raised in the Acquisition Agreement), and a Settlement Agreement dated July 19, 1999 (which the parties intended to resolve all outstanding issues). As a result of these negotiations and agreements, the contemplated merger with Motor Sports was finally canceled on or about September 28, 1999. As a result of the canceled merger, all 11,790,000 shares of common stock, as well as all but 502,360 shares of the stock issued under Rule 504, were canceled on September 28, 1999.

Also on September 28, 1999, the Company issued 250,000 shares of its common stock, restricted under Rule 144, to Donald Walker as a settlement of all claims under the Settlement Agreement dated July 19, 1999; 550,000 shares of common stock, restricted under Rule 144 to Global Universal for new services relating to new acquisition opportunities; and 532,640 shares of common stock, restricted under Rule 144, to Hudson Consulting Group, Inc. for new assistance in preparing the documents necessary to become a reporting company under the Securities Exchange Act of 1934 as well as assistance relating to new acquisition opportunities.

General

During the past three years, the Company has attempted to identify and acquire a favorable business opportunity. The Company has reviewed and evaluated a number of business ventures for possible acquisition. The Company has not entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in a transaction, as of the date of this filing. The Company continues to investigate, review, and evaluate business opportunities as they become available and will seek to acquire or become engaged in business opportunities when specific opportunities warrant.

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To date,  opportunities  have been made  available  to the  Company  through its officers and directors and through professional advisors including securities broker-dealers and through members of the financial community. It is anticipated that business opportunities will continue to be available primarily from these sources.

To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis regarding the quality of the other firm's management and personnel, the asset base of such firm or enterprise, the anticipated acceptability of new products or marketing concepts, the merit of the firm's business plan, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria.

For the past three years, the Company has had no active business operations, and has been seeking to acquire an interest in a business with long-term growth potential. The Company currently has no commitment or arrangement to participate in a business and cannot now predict what type of business it may enter into or acquire. It is emphasized that the business objectives discussed herein are extremely general and are not intended to be restrictive on the discretion of the Company's management.

There are no plans or arrangements proposed or under consideration for the issuance or sale of additional securities by the Company prior to the identification of an acquisition candidate. Consequently, management anticipates that it may be able to participate in only one potential business venture, due primarily to the Company's limited capital. This lack of diversification should be considered a substantial risk, because it will not permit the Company to offset potential losses from one venture against gains from another.

Selection of a Business

The Company anticipates that businesses for possible acquisition will be referred by various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company will not engage in any general solicitation or advertising for a business opportunity, and will rely on personal contacts of its officers and directors and their affiliates, as well as indirect associations between them and other business and professional people. By relying on "word of mouth," the Company may be limited in the number of potential acquisitions it can identify. While it is not presently anticipated that the Company will engage unaffiliated professional firms specializing in business acquisitions or reorganizations, such firms may be retained if management deems it in the best interest of the Company.

Compensation to a finder or business acquisition firm may take various forms, including one-time cash payments, payments based on a percentage of revenues or product sales volume, payments involving issuance of securities (including those of the Company), or any combination of these or other compensation arrangements. Consequently, the Company is currently unable to predict the cost of utilizing such services.

The Company will not restrict its search to any particular business, industry, or geographical location, and management reserves the right to evaluate and enter into any type of business in any location. The Company may participate in a newly organized business venture or a more established company entering a new phase of growth or in need of additional capital to overcome existing financial problems. Participation in a new business venture entails greater risks since in many

                                        3

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instances  management  of such a venture will not have proved its  ability;  the eventual market of such venture's product or services will likely not be established; and the profitability of the venture will be unproved and cannot be predicted accurately. If the Company participates in a more established firm with existing financial problems, it may be subjected to risk because the financial resources of the Company may not be adequate to eliminate or reverse the circumstances leading to such financial problems.

In seeking a business venture, the decision of management will not be controlled by an attempt to take advantage of any anticipated or perceived appeal of a specific industry, management group, product, or industry, but will be based on the business objective of seeking long-term capital appreciation in the real value of the Company.

The analysis of new businesses will be undertaken by or under the supervision of the officers and directors. In analyzing prospective businesses, management will consider, to the extent applicable, the available technical, financial, and managerial resources; working capital and other prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; the potential for growth and expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trade or service marks; name identification; and other relevant factors. It is anticipated that the results of operations of a specific firm may not necessarily be indicative of the potential for the future because of the requirement to substantially shift marketing approaches, expand significantly, change product emphasis, change or substantially augment management, and other factors.

The Company will analyze all available factors and make a determination based on a composite of available facts, without reliance on any single factor. The period within which the Company may participate in a business cannot be predicted and will depend on circumstances beyond the Company's control, including the availability of businesses, the time required for the Company to complete its investigation and analysis of prospective businesses, the time required to prepare appropriate documents and agreements providing for the Company's participation, and other circumstances.

Acquisition of a Business

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, or other reorganization with another corporation or entity; joint venture; license; purchase and sale of assets; or purchase and sale of stock, the exact nature of which cannot now be predicted. Notwithstanding the above, the Company does not intend to participate in a business through the purchase of minority stock positions. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will not be in control of the Company. In addition, a majority or all of the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders.

In connection with the Company's acquisition of a business, the present shareholders of the Company, including officers and directors, may, as a negotiated element of the acquisition, sell a portion or all of the Company's Common Stock held by them at a significant premium over their original investment in the Company. As a result of such sales, affiliates of the entity


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participating  in the business  reorganization  with the Company would acquire a higher percentage of equity ownership in the Company. Management does not intend to actively negotiate for or otherwise require the purchase of all or any portion of its stock as a condition to or in connection with any proposed merger or acquisition. Although the Company's present shareholders did not acquire their shares of Common Stock with a view towards any subsequent sale in connection with a business reorganization, it is not unusual for affiliates of the entity participating in the reorganization to negotiate to purchase shares held by the present shareholders in order to reduce the amount of shares held by persons no longer affiliated with the Company and thereby reduce the potential adverse impact on the public market in the Company's common stock that could result from substantial sales of such shares after the business reorganization. Public investors will not receive any portion of the premium that may be paid in the foregoing circumstances. Furthermore, the Company's shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction.

In the event sales of shares by present shareholders of the Company, including officers and directors, is a negotiated element of a future acquisition, a conflict of interest may arise because directors will be negotiating for the acquisition on behalf of the Company and for sale of their shares for their own respective accounts. Where a business opportunity is well suited for acquisition by the Company, but affiliates of the business opportunity impose a condition that management sell their shares at a price which is unacceptable to them, management may not sacrifice their financial interest for the Company to complete the transaction. Where the business opportunity is not well suited, but the price offered management for their shares is high, Management will be tempted to effect the acquisition to realize a substantial gain on their shares in the Company. Management has not adopted any policy for resolving the foregoing potential conflicts, should they arise, and does not intend to obtain an independent appraisal to determine whether any price that may be offered for their shares is fair. Stockholders must rely, instead, on the obligation of management to fulfill its fiduciary duty under state law to act in the best interests of the Company and its stockholders.

It is anticipated that any securities issued in any such reorganization would be issued in reliance on exemptions from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, under certain conditions, or at specified times thereafter. Although the terms of such registration rights and the number of securities, if any, which may be registered cannot be predicted, it may be expected that registration of securities by the Company in these circumstances would entail substantial expense to the Company.

The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to structure the acquisition as a so-called "tax-free" event under sections 351 or 368(a) of the Internal Revenue Code of 1986 (the "Code"). In order to obtain tax-free treatment under section 351 of the Code, it would be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity. Section 368(a)(1) of the Code provides for tax- free treatment of certain business reorganizations between corporate entities where one corporation is merged with or acquires the securities or assets of another corporation. Generally, the Company will be the

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acquiring corporation in such a business reorganization, and the tax-free status of the transaction will not depend on the issuance of any specific amount of the Company's voting securities. It is not uncommon, however, that as a negotiated element of a transaction completed in reliance on section 368, the acquiring corporation will issue securities in such an amount that the shareholders of the acquired corporation will hold 50% or more of the voting stock of the surviving entity. Consequently, there is a substantial possibility that the shareholders of the Company immediately prior to the transaction would retain less than 50% of the issued and outstanding shares of the surviving entity. Therefore, regardless of the form of the business acquisition, it may be anticipated that stockholders immediately prior to the transaction will experience a significant reduction in their percentage of ownership in the Company.

Notwithstanding the fact that the Company is technically the acquiring entity in the foregoing circumstances, generally accepted accounting principles will ordinarily require that such transaction be accounted for as if the Company had been acquired by the other entity owning the business and, therefore, will not permit a write-up in the carrying value of the assets of the other company.

The manner in which the Company participates in a business will depend on the nature of the business, the respective needs and desires of the Company and other parties, the management of the business, and the relative negotiating strength of the Company and such other management.

The Company will participate in a business only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to such closing, will outline the manner of bearing costs if the transaction is not closed, will set forth remedies on default, and will include miscellaneous other terms.

Operation of Business After Acquisition

The Company's operation following its acquisition of a business will be dependent on the nature of the business and the interest acquired. The Company is unable to predict whether the Company will be in control of the business or whether present management will be in control of the Company following the acquisition. It may be expected that the business will present various risks, which cannot be predicted at the present time.

Governmental Regulation

It is impossible to predict the government regulation, if any, to which the Company may be subject until it has acquired an interest in a business. The use of assets and/or conduct of businesses which the Company may acquire could subject it to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation. In selecting a business in which to acquire an interest, management will endeavor to ascertain, to the extent of the limited resources of the Company, the effects of such government regulation on the prospective business of the Company. In certain circumstances, however, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect of government regulation on a prospective business activity will make the acquisition of an interest in such business a higher risk.

Competition

The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business. There is no assurance that the Company will be successful in obtaining suitable investments.

Employees

The Company is a development stage company and currently has no employees. Executive officers will devote only such time to the affairs of the Company as they deem appropriate, which is estimated to be approximately 20 hours per month per person. Management of the Company expects to use consultants, attorneys, and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating businesses. The need for employees and their availability will be addressed in connection with a decision whether or not to acquire or participate in a specific business industry.

ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION


Plan of Operations

The Company's plan of operations for the coming year, as discussed above, is to identify and acquire a favorable business opportunity. The Company does not plan to limit its options to any particular industry, but will evaluate each opportunity on its merits. The Company anticipates that its owners, affiliates, and consultants will provide it with sufficient capital to continue operations until the end of the first quarter of 2000, but there can be no assurance that this expectation will be fully realized.

Results of Operations

Fiscal Years ending September 30, 1999 and 1998

The Company had no revenue from continuing operations for the periods ended September 30, 1999 and 1998.

Property taxes (on its land) for the period ended September 30, 1999 were $15,236, compared to $16,922 for the period ended September 30, 1998. General and administrative expenses for the period ended September 30, 1999 were $15,558, compared to $0.00 for the year ended September 30, 1998. General and administrative expenses for fiscal year 1999 consisted of expenses to keep the Company in good corporate standing, fees to Transfer Agents, and minimal expenses for office and bank account administration.

The Company had a net loss of $26,175 for the period ended September 30, 1999, and a net loss of $16,922 for the year ended September 30, 1998. The Company's net losses for fiscal 1999 and 1998 were attributable to property taxees and general and administrative expenses.

The Company does not expect to generate any meaningful revenue or incur operating expenses unless and until it acquires an interest in an operating company.


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Liquidity and Capital Resources

At September 30, 1999 the Company had one major asset, an investment in real estate located in Tarrant County, Texas, valued at $600,000. The Company is currently authorized to issue 50,000,000 shares of common stock, of which 2,067,911 shares were issued and outstanding as of September 30, 1999. The Company has recently issued 532,640 shares of common stock, restricted pursuant to Rule 144, to Hudson Consulting Group, Inc. in order to pay the costs of becoming a reporting company under the Securities Exchange Act of 1934. Management is hopeful that becoming a reporting company will increase the number of prospective business ventures that may be available to the Company. Management believes that the Company has sufficient resources to meet the anticipated needs of the Company's operations through at least the first calendar quarter of 2000. However, there can be no assurances to that effect, as the Company has no revenues and the Company's need for capital may change dramatically if it acquires an interest in a business opportunity during that period.

The Company's current operating plan is to (i) handle the administrative and reporting requirements of a public company; and (ii) search for potential businesses, products, technologies and companies for acquisition. At present, the Company has no understandings, commitments or agreements with respect to the acquisition of any business, product, technology or company and there can be no assurance that the Company will identify any such business, product, technology or company suitable for acquisition in the future. Further, there can be no assurance that the Company would be successful in consummating any acquisition on favorable terms or that it will be able to profitably manage the business, product, technology or company it acquires. If the Company is unable to participate in a business venture by the end of the first calendar quarter of 2000, it may require additional capital to continue its search for a business venture and avoid dissolution. There is no assurance additional capital will be available to the Company on acceptable terms.

Impact of Year 2000

General Description of the Year 2000 Issue and the Nature and Effects of the Year 2000 on Information Technology (IT) and Non- IT Systems. The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs, hardware, or embedded chips that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices, or engage in normal business activities.

The Company's Efforts to Remedy the Year 2000 Issue. The Company currently owns no computer equipment and is not dependent on computers for its internal operations.

Nature and Level of Importance of Third Parties and their Exposure to the Year 2000. Other than payroll and banking relationships, the Company has no other significant direct interfaces with third party vendors. The Company currently has no operations, and thus is not reliant on any key vendors who may or may not be Year 2000 compliant. Until the Company acquires a business, it is impossible to evaluate what the specific Year 2000 issues are which will need to be addressed. The Company plans to query its potential acquisition targets about their level of Year 2000 compliance. To date, the Company is not aware of any external agent with a Year 2000 issue that would materially impact the Company's results of operations, liquidity, or capital resources. The Company has no means of ensuring that external agents will be Year 2000 ready. The inability of external agents to complete their Year 2000 resolution process in a timely fashion could materially impact the Company. The effect of noncompliance by external agents is not determinable at this time. The Company currently has no contingency plans in place to deal with the Year 2000 issue. The Company plans to evaluate the status of the Year 2000 issue by the end of November 1999 and determine whether a contingency plan is necessary.

ITEM 3.       DESCRIPTION OF PROPERTY

The Company owns one parcel of real property: approximately 10.9 acres on Meadowbrook drive, City of Fort Worth, Texas, Abstract 1133, tracts 1C, 1C1, 1K, 1L, and Lot 2B of Bullard subdivision, Fort Worth, Texas. The land was purchased and owned by Lincoln Health Fund, Inc., a wholly owned subsidiary of the Company. To the Company's best knowledge, the property is not currently the subject of any mortgage, lien or encumbrance other than an ad valorem tax lien of approximately $36,000 for property taxes, which are being paid under a payment plan of $500 per month.

The Company does not currently have any policy with respect to real estate investment, as it does not plan to engage in the business of real estate investment. The Company does not plan to invest in other pieces of real property except as integral to the operations of a business it acquires.

The single parcel of real property is currently zoned for multi-family use. The Company holds title to the land in fee simple. It is undeveloped, raw land situated across the street from a high school. The Company intended in 1997 to use the land to build a retirement center, which use the Company believed and continues to believe the land is suitable for. However, the plan to build a retirement center is no longer in effect, and the land may be used for any purpose consistent with its zoning for multi-family use. There is, however, no current plan to develop or renovate the property. The land is not subject to any appreciable competitive condition other than general market conditions for real estate sales. In the opinion of management, the property currently has no need to be covered by insurance, since it is raw land with no improvements.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth, as of September 30, 1999, the number and percentage of outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each current director of the Company, (ii) each current executive officer of the Company,
(iii) all current directors and executive officers of the Company as a group, and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the Company's outstanding common stock. Except as otherwise indicated, the persons named in the table below have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws (where applicable).


  Title of Class        Name and Address of Beneficial              Amount and nature of           Percent of Class
                                   Ownership                        Beneficial Ownership
      Common               Global Universal, Inc.(1)                      550,000                        26.6%
       Stock                     P.O. Box 6653
                             Fort Worth, TX 76115


                                        9





      Common             Hudson Consulting Group, Inc.                    532,640                        25.8%
       Stock             268 West 400 South, Ste. 300
                           Salt Lake City, UT 84101

      Common                     Donald Walker                            250,000                        12.1%
       Stock                   1501 Azure Hills
                              Van Buren, AR 72956

      Common              Arce International, Inc                         200,126                        9.7%
       Stock                     Apdo. 30
                              P.O. Box 60326
                             Houston, 77205

      Common                    Reginald Davis                             60,076                        2.9%
       Stock                (President & Director)                      (610,076)(2)                  (29.5%)(2)
                              11701 South Freeway
                              Burleson, TX 76028

      Common                     Jerry Conditt                             35,051                        1.7%
       Stock                (Vice Pres. & Director)
                              11701 South Freeway
                              Burleson, TX 76028

      Common              All Executive Officers and                       95,000                        4.6%
       Stock                 Directors as a Group                       (645,000)(2)                  (31.2%)(2)
                               (Davis & Conditt)

(1) Global Universal, Inc. is controlled by Reginald Davis.
(2) Including the Global Universal stock with Mr. Davis' personal stock.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The following two persons constitute all of the Company's Executive Officers and Directors as of 9/30/99:

     Name                  Age            Position

     Reginald L. Davis     44             President/CEO and Director

     Jerry Conditt         64             Vice President/Secretary/Treasurer
                                             and Director

All executive officers are elected by the Board and hold office until the next Annual Meeting of stockholders and until their successors are elected and qualify.

     Reginald L. Davis was appointed President and Director of the Company on December 8, 1997. Mr. Davis is an attorney specializing in international business and corporate law. He is presently a partner in the law firm of Martinez, Rodriguez y Asociados, S. C., of Mexico City. Mr. Davis has 20 years of experience in the legal field. Mr. Davis received a Master of Laws degree in

1984 from Harvard Law School, a Juris Doctor degree in 1983 from the Universidad Iberoamericana, and a Bachelor of Arts degree, summa cum laude (Government), in 1978 from Georgetown University.

     Jerry Conditt was appointed Vice President, Secretary, Treasurer and Director of the Company on December 8, 1997. Mr. Conditt has over 30 years of experience in the business field. His experience includes starting, purchasing, operating and selling various businesses. He is presently engaged in automobile sales and financing. Mr. Conditt has a Bachelor of Business Administration degree from North Texas State University.

ITEM 6.  EXECUTIVE COMPENSATION

No cash compensation was paid to any of the Company's executive officers during the fiscal years ended September 30, 1998 or 1999. No cash compensation has been paid to any of the executive officers since the beginning of 1999, and it is not expected any such compensation will be paid during the remainder of 1999. The executive officers did receive the following issuances of stock only, which may have been in the nature of compensation: Reginald Davis was issued 150,000 shares of common stock, restricted under Rule 144, on February 10, 1998; he was issued 60,000 shares of common stock, restricted under Rule 144, on April 2, 1999. Jerry Conditt was issued 25,000 shares of common stock, restricted under Rule 144, on February 10, 1998; he was issued 35,000 shares of common stock, restricted under Rule 144, on April 2, 1999.

The Company has no agreement or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding employment with the Company or compensation for services. The Company has no plan, agreement, or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding the issuance to such persons of any shares of the Company's authorized and unissued common stock. There is no understanding between the Company and any of its present stockholders regarding the sale of a portion or all of the common stock currently held by them in connection with any future participation by the Company in a business. There are no other plans, understandings, or arrangements whereby any of the Company's officers, directors, or principal stockholders, or any of their affiliates or associates, would receive funds, stock, or other assets in connection with the Company's participation in a business. No advances have been made or contemplated by the Company to any of its officers, directors, or principal stockholders, or any of their affiliates or associates.

There is no policy that prevents management from adopting a plan or agreement in the future that would provide for cash or stock based compensation for services rendered to the Company.

On acquisition of a business, it is possible that current management will resign and be replaced by persons associated with the business acquired, particularly if the Company participates in a business by effecting a stock exchange, merger, or consolidation as discussed under the "BUSINESS" heading above. In the event that any member of current management remains after effecting a business acquisition, that member's time commitment and compensation will likely be adjusted based on the nature and location of such business and the services required, which cannot now be foreseen.

Compensation of Directors

The Company's directors are not compensated for their services as directors of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company has made several issuances of stock to its President, Reginald Davis, or to entities controlled by him. On February 10, 1998, the Company issued 150,000 shares of common stock, restricted under Rule 144, to Mr. Davis as compensation for services rendered in managing Genesis. On April 2, 1999, the Company issued 60,000 shares of common stock, restricted under Rule 144, for additional services rendered to Genesis. On April 6, 1999, the Company issued 1,305,000 shares of its common stock under Rule 504 to Global Universal, Inc., a corporation which is more than 50% owned by a trust of which Mr. Davis is the trustee, in exchange for consulting services rendered pursuant to a written contract (all of these shares were subsequently canceled on September 28, 1999 when the merger with Motor Sports was canceled). On September 28, 1999, the Company issued 550,000 shares of its common stock, restricted under Rule 144, to Global Universal, Inc. for additional services rendered pursuant to a consulting contract.

The Company has made several issuances of stock to its Vice President, Jerry Conditt, and a relative of his. On February 10, 1998, the Company issued 25,000 shares of common stock, restricted under Rule 144, to Mr. Conditt for services rendered in managing Genesis. Also on February 10, 1998, the Company issued 5,000 shares of common stock, restricted under Rule 144, to Mitchell Conditt, the son of Jerry Conditt, for services rendered on behalf of Lincoln Health Fund. On April 2, 1998, the Company issued 35,000 shares of common stock, restricted under Rule 144, to Mr. Conditt for additional services rendered pursuant to a consulting contract.

ITEM 8.  DESCRIPTION OF SECURITIES

The Company is authorized to issue 50,000,000 shares of common stock, par value $0.001 per share, of which 2,067,911 shares are issued and outstanding as of September 30, 1999. The Company is also authorized to issue 10,000,000 shares of preferred stock, par value $0.001 per share, of which 932,755 shares are issued and outstanding as of September 30, 1999. Holders of both the common and preferred stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Neither the holders of common stock nor of preferred stock have cumulative voting rights. The Company's board of directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the common stock. Likewise, the Company's board of directors has authority, without action by the holders of preferred stock, to issue all or any portion of the authorized but unissued shares of preferred stock so long as such shares are on a parity with or junior to the rights of the preferred stock, which would reduce the percentage ownership of the preferred stock holders and which may dilute the book value of the stock.

Holders of either the Company's common or preferred stock have no pre-emptive rights to acquire additional shares of stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The preferred stock carries no subscription rights, but one share of preferred stock is convertible into ten shares of common stock at the option of the shareholder, and the preferred stock is redeemable at the option of the Company or of the shareholder upon certain conditions.

Holders of the common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. Holders of the preferred stock are entitled to receive a dividend of $0.60 per annum when, as, and if declared by the board of directors out of funds at the time legally available for such purpose. The Company has not paid dividends on either its common stock or its preferred stock, and it does not anticipate that it will pay dividends in the foreseeable future.

Dividend, Voting and Preemption Rights

The Company has two classes of authorized shares: $.001 par value common stock and $.001 par value preferred stock. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. Holders of preferred stock are entitled to receive a dividend of $0.60 per annum when, as, and if declared by the board of directors out of funds at the time legally available for such purpose. The Company has not paid dividends on either its common stock or its preferred stock, and it does not anticipate that it will pay dividends in the foreseeable future. For more information on the Company's dividend policy, see "Part II.
Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."

Holders of both the Company's common and preferred stock are entitled to one vote for each share held of record on all matters submitted to a vote of the security holders. Neither class of stock is entitled to cumulative voting rights.

In the event of a liquidation, dissolution or winding up of the Company, holders of preferred stock are entitled to a liquidation preference to receive an amount equal to the dividends accrued and unpaid thereon, without interest, and a sum equal to $10 per share before any payment shall be made to holders of common stock or any other class of stock with liquidation rights junior to the preferred stock, but only if the liquidation rights of stockholders with senior liquidation rights are paid in full. Such payment or distribution shall be made ratably to all holders of preferred stock. The holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any other securities. Neither the preferred stock nor the common stock have any preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock or preferred stock. All outstanding shares of common stock and preferred stock are duly authorized, fully paid, and nonassessable.


                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND OTHER SHAREHOLDER MATTERS


The Company's common stock is traded on the OTC Bulletin Board under the symbol "GNCP."

The table below sets forth the high and low sales prices for the Company's Common Stock for each quarter of fiscal 1998 and fiscal 1999 (for fiscal years ended September 30, 1998 and 1999). The quote given for the quarter ended December 31, 1997 reflects a 1 for 20 reverse split which the Company effected on or about December 8, 1997. The quote given for the quarter ended June 30, 1999 reflects a 1 for 2000 reverse split which the Company effected on or about March 9, 1999. The quotations below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:


                 Quarter Ended          High            Low
                 ------- -----          ----            ---
F.Y. 1998        12/31/97               $1.75(1)          $0.03
---------
                 3/31/98                $1.75           $1.69
                 6/30/98                N/A(2)            N/A
                 9/30/98                $0.88           $0.88

                 Quarter Ended          High            Low
                 ------- -----          ----            ---
F.Y. 1999        12/31/98               $1.06           $0.19
---------
                 3/31/99                $0.13           $0.06
                 6/30/99                $7.00(3)          $1.00
                 9/30/99                $3.50           $.88

Record Holders

As of September 30, 1999 there were 237  shareholders  of record holding a total of 2,067,911 shares of Common Stock. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock have no preemptive rights and
--------
     (1)Prices reflect a 1 for 20 reverse split effective Dec. 8, 1997.
     (2)Data for second  quarter 1998 not available.
     (3)Prices  reflect a 1 for 2000 reverse split effective March 9, 1999.

no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

Dividends

The Company has not declared any dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its Common Stock other than those generally imposed by applicable state law.

ITEM 2.  LEGAL PROCEEDINGS

On September 30, 1999, Biorelease Corporation filed a petition in the district court of Harris County, Texas, 269th judicial district, involving a March 1994 contract with Genesis by which 150,000 shares of Genesis preferred stock were given to Biorelease in exchange for 1.5 million shares of its common stock. Biorelease has sought relief in the form of an injunction preventing transfer of its 1.5 million shares, or rescission of the contract, or damages of $1,300,000. Amicable settlement negotiations are currently underway, though there can be no assurance the suit will be settled at this time.

In 1998, the county of Tarrant County, Texas and the city of Fort Worth, Texas filed a lawsuit in the district court for Tarrant County, Texas seeking relief in the form that Lincoln Health Fund, Inc. pay approximately $36,000 in allegedly unpaid ad valorem and property taxes. The suit has been settled subject to a payment plan.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

In its two most recent fiscal years or any later interim period, the Company has had no disagreements with its independent accountants.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of unregistered securities sold by the Company within the last three years including the date sold, the title of the securities, the amount sold, the identity of the person who purchased the securities, the price or other consideration paid for the securities, and the section of the Securities Act of 1933 under which the sale was exempt from registration as well as the factual basis for claiming such exemption.

On November 30, 1996, the Company issued 20,000 shares of preferred stock to Zeros USA, Inc. in exchange for services rendered, exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there was only one offeree, the offeree did not resell the stock but continues to hold the stock to this day, there was no subsequent or contemporaneous public offering of the preferred stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offeree and the Company.

On January 31, 1997, the Company issued a total of 15,000 shares of its preferred stock to REP TRUST, in exchange for services rendered, exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there was only one offeree, the offeree did not resell the stock but continues to hold the stock to this day, there was no subsequent or contemporaneous public offering of the preferred stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offeree and the Company.

On March 7, 1997, the Company issued a total of 15,000 shares of its preferred stock to ECO PAL, Inc. in exchange for services rendered, exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there was only one offeree, there was no subsequent or contemporaneous public offering of the preferred stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offeree and the Company.

On April 14, 1997, the Company issued a total of 20,000 shares of its preferred stock to Zeros USA, Inc. in exchange for services rendered, exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there was only one offeree, the offeree did not resell the stock but continues to hold the stock to this day, there was no subsequent or contemporaneous public offering of the preferred stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offeree and the Company.

On December 8, 1997, the Company issued a total of 85,495,184 shares of common stock (pre-1:20 reverse split) to Churchill Advancements, Inc., the sole shareholder of the Lincoln Health Fund, Inc., whereby the Company acquired 100% ownership of the Lincoln Health Fund, Inc. exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there was only one offeree, there was no subsequent or contemporaneous public offering of the common stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offeree and the Company.

On February 10, 1998 the Company issued a total of 175,000 shares of its common stock (150,000 shares to its President, Reginald Davis, as compensation for services rendered in managing the Company; and 25,000 shares to its Vice President, Jerry Conditt, for the same consideration), exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there were only two offerees, both offerees had a special status as officers or directors of the Company, the offerees did not resell the stock but continue to hold the stock to this day, there was no subsequent or contemporaneous public offering of the common stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offeree and the Company.

On March 11, 1998, the Company issued a total of 28,500 shares of its common stock to 4 individuals (200 shares to the Susan Smith IRA; 20,000 shares to Larry Hillis; and 8,300 shares to Jim and Judy Cornett) according to the terms of its convertible preferred stock. Each of the foregoing had held shares of the convertible preferred stock and elected to convert the shares into common stock, exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there were only four offerees, the offerees were part of a special, well-defined class of previous preferred stock holders, the offerees did not resell the stock but continue to hold the stock to this day, there was no subsequent or contemporaneous public offering of the common stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offerees and the Company.

On April 30, 1998, the Company issued a total of 27,000 shares to Country Maid Farms, Inc. according to the terms of its convertible preferred stock. The foregoing shareholder had held shares of the convertible preferred stock and elected to convert the shares into common stock exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there was only one offeree, the offeree was part of a special, well-defined class of previous preferred stock holders, the offeree did not resell the stock but continues to hold the stock to this day, there was no subsequent or contemporaneous public offering of the common stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offeree and the Company.

On May 19, 1998, the Company issued a total of 105,000 shares of its common stock to Agri Capital Trust according to the terms of its convertible preferred stock. The foregoing shareholder had held shares of the convertible preferred stock and elected to convert the shares into common stock exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there was only one offeree, the offeree was part of a special, well-defined class of previous preferred stock holders, the offeree did not resell the stock but continues to hold the stock to this day, there was no subsequent or contemporaneous public offering of the common stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offeree and the Company.

On May 28, 1998, the Company issued a total of 182,500 shares of its common stock to 3 persons (25,000 shares to Agri Capital Trust; 150,000 shares to American National Financial Services, and 7,500 shares to Trade Americas, Inc.) according to the terms of its convertible preferred stock. The foregoing shareholders had held shares of the convertible preferred stock and elected to convert the shares into common stock exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there were only three offerees, the offerees were part of a special, well-defined class of previous preferred stock holders, all 3 of the offerees did not resell the stock but continue to hold the stock to this day, there was no subsequent or contemporaneous public offering of the common stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offerees and the Company.

On June 5, 1998, the Company issued a total of 10,000 shares of its common stock to Zeros USA, Inc. according to the terms of its convertible preferred stock. The foregoing shareholder had held shares of the convertible preferred stock and elected to convert the shares into common stock exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there was only one offeree, the offeree was part of a special, well-defined class of previous preferred stock holders, the offeree did not resell the stock but continues to hold the stock to this day, there was no subsequent or contemporaneous public offering of the common stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offeree and the Company.

On June 10, 1998 the Company issued a total of 1,500 shares of its common stock to Roscoe Hill Hatchery, Inc. according to the terms of its convertible preferred stock. The foregoing shareholder had held shares of the convertible preferred stock and elected to convert the shares into common stock exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there was only one offeree, the offeree was part of a special, well-defined class of previous preferred stock holders, there was no subsequent or contemporaneous public offering of the common stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offeree and the Company.

On February 9, 1999, the Company issued a total of 600,000 shares of its preferred stock to 5 persons (150,000 shares to Henry Simon, Esq.; 150,000 shares to David Newren; 150,000 shares to Ronald Welborn; 75,000 shares to Richard Surber; and 75,000 shares to A Z Professional Consultants, Inc.) in exchange for consulting services rendered, exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the stock was offered in an isolated private transaction by the Company and did not involve a public offering of stock, there were only five offerees, all offerees were part of a special, well- defined class of sophisticated financial advisors with special knowledge of the Company, none of the offerees resold their stock but they continue to hold the stock to this day (although they have all agreed to allow the Company to buy back their stock pursuant to the Debt Settlement Agreement attached as Exhibit 6(viii)), there was no subsequent or contemporaneous public offering of the preferred stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offerees and the Company.

On March 25, 1999, the Company issued a total of 502,360 shares (post 1:2000 reverse stock split) of its common stock at a price of $.10 per share--an aggregate of $50,236--pursuant to Rule 504 of Regulation D of the Securities Act of 1933 to 4 persons (215,000 shares to Erie Holdings, Ltd; 150,000 to Chartwell Investments, Inc.; 100,000 to Arce International, Inc.; and 37,360 to Hudson Consulting Group, Inc.). The Company relied on the following facts in determining that Rule 504 Regulation D was available: (a) an opinion letter from counsel to the effect that the stock was exempt from registration under federal law and state law because Erie and Arce were offshore entities not subject to state blue sky laws, Hudson was a Nevada Corporation exempt under Nevada Statute
Section 90.503(11) limiting the offering to 25 purchasers, and Chartwell was a Texas corporation exempt under Texas Statute Section 581-5(I)(3) limiting the offering to 15 persons; (b) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (c) the Company had a specific business plan at the time to acquire a specific company, Motor Sports on Dirt, Inc., to operate Nascar-style race tracks; (d) the aggregate offering price of all shares offered under Rule 504 in the preceding 12 months did not exceed $1,000,000 and (e) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering. The Company also offered to allow investors to inspect the books and records of the Company.

On April 2, 1999, the Company issued a total of 230,000 shares of its common stock (post 1:2000 reverse split) to five individuals (100,000 shares to David Newren; 60,000 shares to Reginald Davis; 35,000 shares to Jerry Conditt; 20,000 shares to Fauniel Rowland, Esq.; and 15,000 shares to Jim Rolfe, Esq.) in exchange for services rendered, exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there were only five offerees, the offerees were part of a special, well-defined class of attorneys, consultants, and corporate officers who had rendered services directly to the Company, none of the offerees have resold the stock but all continue to hold the stock to this day, there was no subsequent or contemporaneous public offering of the common stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offerees and the Company.

On September 28, 1999, the Company issued a total of 1,332,640 shares of its common stock to 3 persons (550,000 shares to Global Universal, Inc.; 532,640 shares to Hudson Consulting Group, Inc.; and 250,000 shares to Donald Walker) in exchange for the following consideration: Global and Hudson for services rendered in assisting with location and negotiation of mergers and acquisitions for the Company, and Donald Walker in full and final settlement of disputed claims relating to the failed merger with Motor Sports on Dirt, Inc. All issuances were exempt pursuant to section 4(2) of the Securities Act of 1933, based on the facts that the issuance was an isolated private transaction by the Company which did not involve a public offering, there were only three offerees, the offerees were part of a special, well-defined class of sophisticated financial consultants and officers of Motor Sports, the offerees did not resell the stock but continue to hold the stock to this day, there was no subsequent or contemporaneous public offering of the common stock, the stock was not broken down into small denominations, and the negotiations for the sale took place directly between the offerees and the Company.



ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Bylaws and section 78.751 of the Nevada Revised Statutes provide for indemnification of the Company's officers and directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Company.

Section 78.751. Indemnification of officers, directors, employees and agents; advancements of expenses, states the following:

         1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         2. A corporation may indemnify an person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corpor-ation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corpor-ation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonable entitled to indemnity for such expenses as the court deems proper.

         3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

         4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

                  (a)      By the stockholders;
                  (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;
                  (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or
                  (d) If a quorum consisting of directors who were not parties tot he act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

         5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provision of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

         6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

                  (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudi-cation establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
                  (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

To the extent that indemnification may be related to liability arising under the Securities Act, the Securities and Exchange Commission takes the position that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S

The Company's audited financial statements for the fiscal years ended September 30, 1999 and 1998 are attached hereto as F-1 through F-9.













                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                         INDEX TO FINANCIAL STATEMENTS



           Audited Financial Reports for Year ending December 31, 1998

Letter From Auditor..........................................................F-2

Balance Sheet......  ........................................................F-3

Statements of Operations.....................................................F-4

Statements of Stockholders' Equity...........................................F-5

Statement of Cash Flows......................................................F-6

Notes to Financial Statements................................................F-7












                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

CLYDE  BAILEY  P. C.
                                                    Certified Public Accountants
                                                        10924 Vance Jackson #404
                                                        San Antonio, Texas 78230
                                                           (210) 699-1287 (ofc.)
                                             (888) 699-1287+(210) 691-2911 (fax)

                                                                         Member:
                                                     American Institute of CPA's
                                                          Texas society of CPA's

                Report of Independent Certified Public Accountant

To the Board of Directors and Shareholders
Genesis Capital Corporation of Nevada


We have audited the accompanying consolidated balance sheets of Genesis Capital Corporation of Nevada (Company) as of September 30, 1999 and 1998, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended September 30, 1999, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of September 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



                                 /S/ Clyde Bailey
                           Certified Public Accountant

October 20, 1999

                                       GENESIS CAPITAL CORPORATION OF NEVADA
                                                   Balance Sheet



                                                                                           As of  September
                                                                                    1999                     1998
                                                                           ----------------------      --------------

                                                  ASSETS
Current  assets:
    Cash in Bank                                                                  $             -        $            -
                                                                                -----------------        --------------

            Total Current Assets                                                                -                     -

Investments
    Investment in Real Estate                                                             600,000               600,000
                                                                                -----------------        --------------
    Deferred Tax Benefit                                                                    4,619                     -
                                                                                -----------------        --------------

               Total Assets                                                       $       604,619        $      600,000
                                                                                =================        ==============

                                                LIABILITIES

 Current Liabilities
    Accrued Property Taxes                                                        $        32,158        $       16,922
                                                                                -----------------        --------------

            Total Current Liabilities                                                      32,158                16,922

                                           STOCKHOLDERS EQUITY

Preferred Stock, .001 par value, 10,000,000 shares                                            933                   333
    Authorized with 932,755 and 332,755 shares issued
    and outstanding
Common Stock, .001 par value, 50,000,000 shares                                             2,068                     3
    authorized with 2,067,911 and 2,766 shares issued
and
    outstanding
Additional paid in capital                                                              9,194,829             9,181,936
Retained Earnings                                                                      (8,625,369)           (8,599,194)
                                                                                ------------------        --------------

             Total Stockholders' Equity                                                   572,461               583,078

             Total Liabilities and Stockholders' Equity                           $       604,619        $      600,000
                                                                                ==================        ==============






                                         See Notes to Financial Statements

                                        GENESIS CAPITAL CORPORATION OF NEVADA
                                              STATEMENTS OF OPERATIONS

                                                                             For the Years Ended September 30

                                                                       1999                   1998                  1997
                                                             ------------------------ ---------------------  ------------------

Revenues:
Revenues                                                              $             -         $           -       $           -
                                                                      ---------------         -------------       -------------

Total Revenues                                                                      -                     -                   -

Property Taxes                                                                15,236                 16,922                   -
General & Administrative Expenses:                                            15,558                     -                    -
                                                                      ---------------         -------------       -------------

Total Expenses                                                                30,794                 16,922                   -

Net Income Before Tax                                                        (30,794)               (16,922)                  -

Income Tax Benefit                                                             4,619                     -                    -
                                                                      ---------------         -------------       -------------

Net Income                                                            $      (26,175)         $     (16,922)      $           -
                                                                      ===============         =============       =============

Earnings Per Share - Basic
                 Net Income (Loss) per Share                          $       (1.325)         $      (6.118)      $           -
Earnings Per Share - Diluted
                Net Income (Loss) per Share                           $       (0.008)         $      (0.005)      $           -

Weighted Average Shares Outstanding                                            19,762                 2,766                   -
Weighted Average Shares Outstanding (Diluted)                               3,347,290             3,347,290                   -
                  (Retroactively Restated)

                                         See Notes to Financial Statements
                                                        F-4

                                                  GENESIS CAPITAL CORPORATION  OF NEVADA
                                                     STATEMENT OF STOCKHOLDERS' EQUITY



                                                                                 Additional
                                     Common Stock           Preferred Stock        Paid-in       Accumulated
                                Shares        At Par      Shares      At Par       Capital         Deficit         Total
                               --------      -------     --------    --------        -------       ---------       -----
Balance October 1, 1996
(Retroactively Restated)      5,532,016       5,532       332,755         333      9,176,407      (8,582,272)      600,000
Net Income (Loss)                 -             -              -           -             -               -             -
                             ----------     --------     ---------    --------  ------------     -------------   ----------
Balance, September 30, 1997   5,532,016       5,532        332,755        333      9,176,407      (8,582,272)      600,000
Net Income (Loss)                 -             -              -           -             -           (16,922)      (16,922)
                             ----------     --------     ---------    --------  ------------     -------------   ----------
Balance, September 30, 1998   5,532,016       5,532        332,755        333      9,176,407      (8,599,194)      583,078
Stock Reverse 2000/1         (5,529,250)     (5,529)           -           -           5,529             -                -
   Effective March 9, 1999
Stock Issued                  2,065,145       2,065        600,000        600         12,893             -          15,558
Net Income (Loss)                 -             -              -           -             -           (26,175)      (26,175)
                             ----------     --------      --------    --------  ------------     -------------   ----------
Balance September 30, 1999    2,067,911     $ 2,068        932,755    $   933   $  9,194,829    $ (8,625,369)    $ 572,461
                             ==========     ========     ==========   ========  ============     =============   ==========

                                           See Notes to Financial Statements
                                                           F-5

                                       GENESIS CAPITAL CORPORATION OF NEVADA
                                             STATEMENTS OF CASH FLOWS


                                                                                 For the Years Ended September 30
                                                                           1999               1998            1997
                                                                      -----------------  ---------------- --------------
Cash flows - Operating Activities:
             Net Income  per Income Statement                            $     (26,175)     $    (16,922)              -

            Adjustments:                                                              -                 -              -
            Depreciation                                                              -                 -              -
            Escrow Deposit                                                            -                 -              -
            Loan Receivable                                                           -                 -              -
            Accrued Property Tax Benefit                                        15,236            16,922               -
            Deferred Income Tax Benefit                                         (4,619)                 -              -
            Accounts Receivable                                                       -                 -              -
                                                                       ----------------   ---------------- -------------

           Total from Operating Activities                                     (15,558)                 -              -

Cash Flows - Investing Activities
           Fixed Assets                                                               -                 -              -
                                                                       ----------------   ---------------- -------------

           Total for Investing Activities                                             -                 -              -

Cash Flows - Financing Activities
          Common Stock/Paid-In-Capital                                          15,558                  -              -
          Other                                                                      -                  -              -
                                                                       ----------------   ---------------- -------------

          Total from Financing Activities                                       15,558                  -              -

          Increase in Cash                                                           -                  -              -

Cash Balance, Beginning of Year                                                      -                  -              -
                                                                       ----------------   ---------------- -------------

Cash Balance, End of Year                                                            -                  -              -
                                                                       ================   ================ =============

Supplement Disclosure:
          Cash paid during year for:
             Interest                                                                -                  -              -
             Income Taxes                                                            -                  -              -



                                         See Notes to Financial Statements
                                                           F-6

                      Genesis Capital Corporation of Nevada
                          Notes to Financial Statements


SUMMARY OF ACCOUNTING POLICIES

NATURE OF BUSINESS

Genesis Capital Corporation (the "Company") was incorporated in the State of Colorado in 1983. The Company had no revenues or expenses for the years ended September 30, 1998 and 1997. In the fiscal year ended September 30, 1999 only minimal activity has been recorded. In March of 1999 the Company filed an Articles of Merger in the State of Nevada to change the name to Genesis Capital Corporation of Nevada and to change the par value of the common stock. In December 1997, the Company merged with Lincoln Health Fund Inc which owned land in Tarrant County Texas. The company has a total of 50,000,000 authorized common shares (par value of $.001) with 2,067,911 shares issued and outstanding, and 10,000,000 authorized preferred stock (par value of $,001) with 932,655 shares issued outstanding as of September 30, 1999.

MARKETABLE SECURITIES

In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," (SFAS 115), the Company classifies its investment portfolio according to the provisions of SFAS 1 15 as either held to maturity, trading, or available for sale. At
September 30, 1999, the Company did not have any investments in its investment portfolio classified as available for sale and held to maturity.

INCOME TAXES

The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

ACCOUNTING METHOD

The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The Company does not have any fixed assets at this time.

No depreciation expense for the periods ended September 30, 1999, 1998 or 1997 has been recorded.

EARNINGS PER COMMON SHARE

The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

                      Genesis Capital Corporation of Nevada
                          Notes to Financial Statements


UNINSURED CASH BALANCES

The Company maintains its cash balances at several financial institutions. Accounts at the institutions are secured by the Federal Deposit Insurance Corporation up to $100,000. Periodically, balances may exceed this amount. At September 30, 1999, there were no uninsured cash balances.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

YEAR 2000 CONCERNS

The  Company  has  addressed  the  concerns  of  potential  year 2000  computing problems, both internally and with external parties and believes that significant additional costs will not be incurred because of this circumstance. The Company has performed an evaluation of its computer hardware and software and has determined that recent enhancements and upgrades have brought its systems significantly into compliance with the year 2000 phenomenon and that existing support agreements are adequate to cope with any remaining issues. Based upon equipment evaluations and analysis by consulting parties, management does not believe that significant operational equipment modifications are necessary.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of financial instruments including marketable securities, notes and loans receivables, accounts payable and notes payable approximate their fair values at September 30, 1999 and 1998.

LONG-LIVED ASSETS

Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets to be Disposed of requires, among other things, impairment loss of assets to be held and gains or losses from assets that are expected to be disposed of be included as a component of income from continuing operations before taxes on income.

STOCK BASED COMPENSATION

Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" SFAS No. 123 established a fair value method for accounting for stock-based compensation plans either through recognition or disclosure. The Company did not adopt the fair value based method but instead discloses the effects of the calculation required by the statement.

COMPREHENSIVE INCOME

Statement  of  Financial   Accounting   Standards  (SFAS)  No.  130,  "Reporting
Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as

                      Genesis Capital Corporation of Nevada
                          Notes to Financial Statements


COMPREHENSIVE INCOME (continued)

components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any assets requiring disclosure of comprehensive income.

SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No, 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating
decision  maker  in  deciding  how  to  allocate   resources  and  in  assessing
performance.

NOTES TO FINANCIAL STATEMENTS

1. INVESTMENT IN REAL ESTATE - The Company owns a parcel of real estate in Fort Worth Texas. An appraisal was prepared in December 1998 for 10.68 acres of vacant land by an independent appraisal firm. The appraisal reports a value of $694,931 based on a Fee Simple Estate value.

2. COMMON STOCK - The Company filed a plan of merger in the State of Nevada with an effective date of March 9, 1999. As part of the agreement, the Board of Directors approved a 2000 to 1 reverse stock split to be recorded with any fractional shares rounded up. Also, the par value of the Nevada corporation was changed to $.001 par value,

3. PREFERRED STOCK - The Company's preferred stock contains a designation of $.60 cumulative convertible Preferred Stock. A total of 10,000,000 shares are authorized with 932,755 and 332,755 issued and outstanding as of September 30, 1999 and 1998. The holders of the Convertible Preferred Stock shall be entitled to receive, when declared by the Board of Directors, dividends of $.60 per share and no more. Also, the preferred stock is eligible to be converted to common stock at the rate of 10 shares of common share for each share of preferred stock.

4. ACCRUED PROPERTY TAXES - There is an amount due for property taxes on the land in Tarrant County and the City of Fort Worth in an amount of $32,158. The ad valorem tax lien has been filed against the property and is being paid at the rate of $500 per month.

5. CONTINGENCIES - There is an additional amount due on the property taxes in the amount of $15,526 that will due and payable in December 1999. This amount is not included in the liability of $32,158.

6.  SUBSEQUENT EVENTS
No other material subsequent events have occurred that warrants disclosure since the balance sheet date.

                                    PART III

ITEM 1.           EXHIBITS

(a) Exhibits. Exhibits required to be attached are listed in the Index to Exhibits beginning on page 33 of this form 10-SB under "Item 2. Description of Exhibits."





















                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 20th day of October 1999.

                                    Genesis Capital Corporation of Nevada

                                        /s/ Reginald Davis
                                     ------------------------------------
                                     Name: Reginald Davis
                                     Title: President/CEO and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature                             Title                        Date




   /s/ Reginald Davis
-------------------------
Reginald Davis                 President/CEO and Director      20 October 1999




   /s/ Jerry Conditt
-------------------------
Jerry Conditt                  Vice President, Secretary,
                                  Treasurer and Director       20 October 1999

ITEM 2.           DESCRIPTION OF EXHIBITS.

INDEX TO EXHIBITS

Exhib.     Page
No.          No.                 Description

Charter and By-laws

2(i)        35          Articles of Incorporation of Genesis Capital Corporation
                        of Nevada, a Nevada corporation, filed with the State of Nevada on December 22, 1998.

2(ii)       38          By-laws of the Company adopted on December 18, 1998.


Material Contracts

6(i)        51          Consulting  Agreement  between the  Company and Reginald
                        Davis, Esq., dated March 19, 1999.

6(ii)       60          Consulting  Agreement  between  the  Company  and  Jerry
                        Conditt, dated March 19, 1999.

6(iii)      69          Consulting  Agreement  between  the  Company  and Global
                        Universal Inc., dated March 19, 1999 (including secured promissory note for $133,000).

6(iv)       78          Consulting  Agreement  between  the  Company  and Hudson
                        Consulting Group, Inc., dated March 19, 1999 (including secured promissory note for $67,000).

6(v)        87          Security   Agreement  between  the  Company  and  Global
                        Universal,  Inc., dated  March 19,  1999,  in which  the
                        Company granted Global a security interest in 830,000 shares of its common stock to secure its promissory note for $133,000.

6(vi)       90          Security   Agreement  between  the  Company  and  Hudson
                        Consulting Group, Inc., dated March 19, 1999, in which the Company granted Hudson a security interest in 670,000 shares of common stock to secure its promissory note for $67,000.

6(vii)      93          Addendum  #1  (dated May  10, 1999)  to the  Acquisition
                        Agreement of April 6, 1999 between the Company and Motor
                        Sports on Dirt, Inc.

6(viii)     97          Debt Settlement Agreement  (dated June 11, 1999) between
                        the Company and   Motor Sports on Dirt, Inc., as well as
                        several other parties, settling the debts the Company owed to Global and Hudson.

6(ix)       107         Settlement  Agreement (dated  July 19, 1999) between the
                        Company and Motor Sports on Dirt, Inc., as well as several other parties, releasing all claims to stock of Genesis Capital Corporation and effectively canceling the Company's acquisition of Motor Sports on Dirt, Inc.

Plans of Acquisition

8(i)       112          Letter  agreement  between  the Company  and the Lincoln
                        Health Fund, Inc, dated November 14, 1997, regarding the
                        Company's acquisition of Lincoln Health Fund, Inc.

8(ii)      115          Merger  Agreement and  Plan  of  Merger  between Genesis
                        Capital  Corporation   of  Nevada  and  Genesis  Capital
                        Corporation, dated March 9, 1999.

8(iii)     118          Acquisition  Agreement  between  the  Company  and Motor
                        Sports on Dirt, Inc., dated April 6, 1999.

27         132          Financial Data Schedule "CE"